UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: GlaxoSmithKline plc, 28 October 2020, London, UK and Paris, France

Sanofi and GSK to support COVAX with 200 million doses of adjuvanted, recombinant protein-based COVID-19 vaccine

●      COVAX Facility is led by Gavi and aims to secure successful and equitable access to COVID-19 vaccines worldwide

Sanofi and GSK have signed a Statement of Intent with Gavi, the legal administrator of the COVAX Facility, a global risk-sharing mechanism for pooled procurement and equitable distribution of eventual COVID-19 vaccines.

Sanofi and GSK intend to make available 200 million doses of their adjuvanted recombinant protein-based COVID-19 vaccine, if approved by regulatory authorities and subject to contract, to the COVAX Facility.  Both Companies intend to contribute to COVAX's ambition to ensure successful COVID-19 vaccines reach those in need, whoever they are and wherever they live, once they obtain appropriate approvals.

Thomas Triomphe, Executive Vice President and Global Head of Sanofi Pasteur, said:
"To address a global health crisis of this magnitude, it takes unique partnerships. The commitment we are announcing today for the COVAX Facility can help us together stand a better chance of bringing the pandemic under control.  This moment also reflects our long-term commitment to global health and ensures our COVID-19 vaccines are affordable and accessible to those most at risk, everywhere in the world."

Roger Connor, President of GSK Vaccines said:
"Since we started working on the development of COVID-19 vaccines, GSK has pledged to make them available to people around the world. We are proud to be working with Sanofi to make this adjuvanted recombinant protein-based vaccine available to the countries signed up to the COVAX Facility as soon as possible - this has the potential to be a significant contribution to the global fight against COVID-19."

The COVAX Facility is part of COVAX, a global collaboration of governments, global health organizations, businesses and philanthropic organizations working to accelerate development, production, and equitable access to COVID-19 vaccines. COVAX is co-led by Gavi, the Coalition for Epidemic Preparedness Innovations (CEPI) and WHO and forms the vaccines pillar of the Access to COVID-19 Tools (ACT) Accelerator. More than 180 countries and economies recently signed onto the COVAX Facility to get timely and cost-effective access to vaccines to meet the global scale of the COVID-19 pandemic.

Through the COVAX Facility's efforts, vaccines will be distributed in participating countries through the WHO's recently published Allocation Framework, and the WHO's Strategic Advisory Group of Experts on Immunization (SAGE) Values Framework which has begun to frame future guidance on vaccine use. These allocation principles aim to ensure that people in all parts of the world will get access to COVID-19 vaccines once they are available.

Status of the adjuvanted recombinant protein-based vaccine development
Sanofi and GSK initiated a Phase 1/2 study on September 3 with a total of 440 subjects enrolled, and anticipate first results in early December 2020, to support the initiation of a pivotal Phase 3 study before the end of the year. If these data are sufficient for licensure application, it is planned to request regulatory approval from the first half of 2021. In parallel, the Companies are scaling up manufacturing of the antigen and adjuvant respectively.

GSK commitment to tackling COVID-19
GSK is collaborating with companies and research groups across the world working on promising COVID-19 vaccine candidates through the use of our innovative vaccine adjuvant technology. The use of an adjuvant is of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protecting more people.  GSK does not expect to profit from COVID-19 vaccines during the pandemic phase, and will invest any short-term profit in coronavirus related research and long-term pandemic preparedness, either through GSK internal investments or with external partners.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About Sanofi
Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

GSK Cautionary Statement Regarding Forward-Looking Statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's "Principal risks and uncertainties" section of the Q2 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 28, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc